May 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Acceleration Request for Carmell Corporation Registration Statement on Form S-1/A filed May 30, 2024 (File No. 333-279329)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carmell Corporation (the “Company”) hereby requests that the effective date and time for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on June 3, 2024 or as soon thereafter as is practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Michael A. Hedge of K&L Gates LLP, our counsel, at (949) 623-3519. We appreciate your assistance in this matter.

Very truly yours,

Carmell Corporation

By:	/s/ Bryan Cassaday
Name:	Bryan Cassaday
Title:	Chief Financial Officer